NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS


Note 1

In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments necessary to present fairly the financial position of the company as of June 30, 1994, and the results of operations for the three months ended June 30, 1994, the three months ended March 31, 1994 and the three and six months ended June 30, 1993 and the cash flows for the three months ended June 30, 1994, the three months ended March 31, 1994 and the six months ended June 30, 1993. As discussed in Notes 2, 3, and 4, the company emerged from its bankruptcy proceedings on April 14, 1994, with an effective date for accounting purposes of March 31, 1994.
Accordingly, the March 31, 1994 accompanying consolidated balance sheet represents the financial position of the reorganized Lone Star as of the effective date. The financial statements contained herein should be read in conjunction with the financial statements and related notes in the company's annual report on Form 10-K for the year ended December 31, 1993, and with the quarterly report on Form 10-Q, for the quarter ended March 31, 1994. The company's operations are seasonal and, consequently, interim results are not necessarily indicative of the results to be expected for a full year. In addition, having operated for over three years in bankruptcy, results of operations prior to emergence from bankruptcy are not indicative of results of operations outside of Chapter 11 proceedings. Also affecting comparability are differences in the operating units of the successor company and the predecessor company.


Note 2 - Reorganization

In November 1989, in an effort to improve the company's operating results and to generate cash to pay maturing debt obligations, the company implemented a restructuring program involving the sale of certain marginal operations and facilities. Although progress was made in implementing the restructuring program, depressed economic conditions and the shortage of financing available to potential buyers during 1990 impeded the company's ability to complete the sale of all assets within the time frame and at the values estimated in 1989. In addition, during the fourth quarter of 1990, the company was unable to secure short-term borrowing arrangements, at acceptable terms and conditions, following the termination of its revolving-credit agreement and its agreement with financial institutions to sell trade receivables in November 1990. Without such financing or other sources of cash, the company probably would have been in default under its long-term debt agreements in the first quarter of 1991. The company decided to seek reorganization under Chapter 11 of Title 11 of the United States Code ("Chapter 11") to achieve a long-term solution to its financial, litigation and business problems. On December 10, 1990 (the "petition date"), Lone Star Industries, Inc. together with certain of its subsidiaries (including two subsidiaries filing on December 21, 1990) ("filed companies"), filed voluntary petitions for reorganization under Chapter 11 in the United States Bankruptcy Court for the Southern District of New York ("Bankruptcy Court"), and operated their respective businesses as debtors-in-possession until April 14, 1994.

On February 17, 1994, with the approval of all voting classes of creditors and equity holders, the Bankruptcy Court confirmed the Debtors Modified Amended Consolidated Plan of Reorganization dated November 4, 1993 (as further modified on February 17, 1994) ("the plan"). On April 14, 1994, (the "effective date") the plan became effective, and distributions to creditors and shareholders commenced (as provided by the plan, a reserve for approximately $40,000,000 in disputed unresolved claims has been established). In accordance with the plan, certain core cement, ready-mixed concrete and construction aggregates operations constitute the reorganized Lone Star. Other non-core assets and their associated liabilities of the company including the Nazareth, Pennsylvania cement plant, the Santa Cruz, California cement plant and the company's interests in the RMC LONESTAR, Hawaiian Cement and Lone Star Falcon joint ventures, certain surplus real estate and certain litigations have been transferred to Rosebud Holdings, Inc., a wholly-owned liquidating subsidiary and its subsidiaries (collectively "Rosebud") for disposition and distribution of the proceeds of such dispositions, for the benefit of unsecured creditors (See Note 5).

The plan provides for distributions on the effective date to claims which were allowed at that time, and for the establishment of a reserve for certain disputed, contingent, and unliquidated claims.
On the effective date, the escrow agent administering the reserve received a distribution of cash and securities attributable to the reserved claims. On the effective date, the total amount of allowed and reserved claims was $590,944,000, which the company expects to be reduced to approximately $584,016,000 when all claims are paid. On the effective date, allowed and reserved secured claims aggregated $435,000, allowed and reserved priority claims approximated $5,676,000, and allowed and reserved convenience claims (under $5,000) approximated $2,152,000. The plan provided that these claimants are to receive full payment in cash. The plan also provided for allowed and reserved unsecured claims of $575,753,000, to receive their pro rata share of (i) $192,188,000 in cash, (ii) $78,000,000 ten year 10%
senior unsecured notes of the reorganized company, (The company's March 31, 1994 balance sheet includes accrued interest of $1,300,000 for the period from February 1, 1994 through March 31, 1994 per the terms of the senior unsecured notes indenture), (iii) $138,118,000 secured asset proceeds notes of Rosebud, to be paid out of the proceeds from the disposition of its assets (See Note 5) and (iv) 85.0% of the common stock of reorganized Lone Star. The aggregate recovery on unsecured claims will depend on the ultimate value of the common stock, the senior unsecured notes, and the secured asset proceeds notes (the value of the secured asset proceeds notes will reflect the sums realized from the disposition of assets and litigation recoveries of Rosebud).

Holders of the company's cumulative convertible preferred stock received a pro rata share of 10.5% of the common stock of reorganized Lone Star and 1,250,000 warrants to purchase common stock of the reorganized Lone Star. The holders of common stock of Lone Star received the balance of reorganized Lone Star's common equity and 2,753,333 warrants to purchase common stock in the reorganized Lone Star. The warrants are exercisable through December 31, 2000, and each warrant provides for the purchase of one share of the common stock of reorganized Lone Star at a price of $18.75 per share.

In addition, in accordance with the plan, as part of the agreement with the Pension Benefit Guaranty Corporation ("PBGC") the company granted the PBGC a mortgage on the Oglesby, Illinois plant, and a security interest in the Kosmos Cement Company partnership, to secure certain contingent future pension obligations.


Note 3 - Basis of Presentation

As of the effective date of the plan, the sum of allowed claims plus post-petition liabilities of the company exceeded the value of its preconfirmation assets. In addition, the company experienced a change in control as pre-reorganization equity holders received less than 50% of the reorganized Lone Star common stock issued pursuant to the plan. Therefore, in accordance with AICPA Statement of Position No. 90-7, "Financial Reporting by Entities in Reorganization Under the Bankruptcy Code" ("SOP No. 90-7"), the company has adopted "fresh-start" reporting which assumes that a new reporting entity has been created and require assets and liabilities be adjusted to their fair values as of the effective date.

Although the plan became effective on April 14, 1994, for accounting purposes the effective date of the plan is considered to be March 31, 1994, and accordingly, the company has adopted fresh-start reporting as of March 31, 1994. Adjustments were recorded as of March 31, 1994 to reflect the effects of the consummation of the plan and to reflect the implementation of fresh-start reporting. The reorganization value of the company was determined using several factors and by reliance on various valuation methods, including discounted cash flows, price/earnings ratios and other applicable ratios. Reorganization value generally approximates fair value of the entity before considering liabilities and approximates the amount a buyer would pay for the assets of the entity after the reorganization. Based on information from parties in interest and from Lone Star's financial advisors, the total reorganization value of the Company was $579,411,000. The reorganization value was then allocated to the company's assets and liabilities in conformity with the Accounting Principles Board Opinion No. 16, "Business Combinations" ("APB No. 16"), as specified by SOP No. 90-7. Income related to the settlement of liabilities subject to the company's Chapter 11 proceedings is included in the accompanying consolidated statement of operations as an extraordinary gain on discharge of prepetition liabilities. The gains or losses related to the adjustments of assets and liabilities to fair value are included in reorganization items in the accompanying consolidated statement of operations (See Note 10). The reorganization value in excess of amounts allocable to identifiable assets is the portion of the reorganization value of the company which was not attributed to specific tangible or identified intangible assets of the company.

Total equity of reorganized Lone Star under fresh-start reporting at March 31, 1994 was less than total equity included in the plan. This is due to the different discount rates used to value the company's liability for postretirement benefits other than pensions, in the plan and under generally accepted accounting principles.

Note 4 - Adjustments to Record Effects of Plan of Reorganization

The effect of the plan and the company's adoption of fresh-start reporting on its March 31, 1994 balance sheet are as follows:

                        Adjustments to Record
                    Effectiveness of the Plan of
                            Reorganization
                           (In Thousands)

                                     Effects    Fresh
                            Predec-  of Plan of Start   Succes-
                            essor    Reorgan-   Report  sor
                            Company  ization    ing     Company
Assets:
Current assets:
Cash including cash
  equivalents ..........  $ 220,466 $(208,319)   $  -     $12,147
Accounts and notes
  receivable, net.......     42,758   (13,047)      -      29,711
Inventories.............     50,135     5,248    (10,589)  44,794
Current assets of assets
  held for sale..........    22,991   (22,991)      -        -
Other current assets.....     5,856    12,391     (3,120)  15,127
   Total current assets     342,206  (226,718)   (13,709) 101,779

Net assets of liquidating
  subsidiary (See Note 5)      -      208,668    (96,668) 112,000
Assets held for sale...      66,024   (66,024)      -         -
Notes receivable .......      4,965    (4,860)      -         105
Joint ventures..........     89,405   (65,571)    (6,334)  17,500

Property, plant and
  equipment............     397,638   (57,968)    (7,407)  332,263
Reorganization value in
  excess of amounts
  allocable to identifiable
  assets...............        -         -        14,372    14,372
Cost in excess of net
  assets and deferred
  charges..............       9,132      -        (9,132)      -
Other assets and deferred
  charges................     3,038               (1,646)    1,392
Total assets.............. $912,408  $(212,473)$(120,524) $579,411


                        Adjustments to Record
                    Effectiveness of the Plan of
                           Reorganization
                           (In Thousands)
                                      Effects     Fresh
                            Predec-   of Plan of  Start    Succes-
                            essor     Reorgan-    Report-  sor
                            Company   ization     ing      Company
Liabilities and
Shareholders' Equity:
 Current liabilities:
 Accounts payable.....      $16,055   $  (128) $   -      $ 15,927
 Accrued liabilities..       61,489     6,034     1,195     68,718
 Other current
   liabilities........        2,471       523        -       2,994
Total current liabilities    80,015     6,429     1,195     87,639

Asset proceeds notes of
  liquidating subsidiary        -     112,000      -       112,000
  (See Note 5)
Senior notes payable            -      78,000      -        78,000
Production payment              -      18,463      -        18,463
Deferred income taxes         3,506      -        1,494      5,000
Postretirement benefits
  other than pensions...    142,715      -      (17,455)   125,260
Other liabilities....        31,565        12     5,808     37,385
Pensions                        -        -       22,351     22,351
Liabilities subject to
  Chapter 11 proceedings..  620,942  (620,942)     -          -
Equity:
Predecessor Company:
  Redeemable preferred
   stock...............      37,500   (37,500)      -         -
Non-redeemable preferred
  stock                         244      (244)      -         -
Common stock.......          18,103   (18,103)      -         -
Additional paid-in
   capital...........       239,874       291  (240,165)      -
Retained earnings...       (204,327)  127,229    77,098       -
Pension liability
   adjustment........       (21,157)      -      21,157       -
Treasury stock, at
   cost..............       (36,572)   36,572       -         -
Successor Company:
  Common Stock......            -      12,000       -       12,000
  Warrants..........            -      15,613               15,613
  Additional paid-in
  capital..........             -      57,707     7,993     65,700
Total liabilities and
  shareholders' equity.    $912,408($212,473)($120,524)  $579,411

 The following entries record the provisions of the plan and the adoption of fresh-start reporting:

Entries to record debt discharge:         Debit          Credit

Liabilities subject to Chapter 11
  proceedings                          $584,016,000
        Cash                                           $200,451,000
        Asset proceeds notes of
          liquidating subsidiary (See Note 5)           112,000,000
        Senior debt                                      78,000,000
        Common stock                                     10,200,000
        Additional paid-in-capital                       55,845,000
        Gain on discharge of
          prepetition liabilities                       127,520,000
                                       $584,016,000    $584,016,000

Entries to record exchange of stock for stock:

Preferred stock                        $ 37,744,000
Common stock (old)                       18,103,000
        Treasury stock                                $ 36,572,000
        Common stock (new)                               1,800,000
        Warrants to purchase common stock               15,613,000
        Additional paid-in-capital                       1,862,000
                                       $ 55,847,000   $ 55,847,000


Entries to record other effects of the plan:

Inventories                            $  5,248,000
Net assets of liquidating
  subsidiary                            208,668,000
Other current assets                     12,391,000
Liabilities subject to Chapter 11
  proceedings                            36,926,000
Reorganization expenses                     291,000
        Cash and marketable securities                 $ 7,868,000
        Accounts receivable                             13,047,000
        Current assets of assets
          held for sale                                 22,991,000
        Assets held for sale                            66,024,000
        Notes receivables                                4,860,000
        Joint ventures                                  65,571,000
        Property, plant & equipment                     57,968,000
        Accrued expenses and accounts payable            5,906,000
        Other current liabilities                         523,000
        Production payment                              18,463,000
        Other liabilities                                   12,000
        Additional paid-in capital                         291,000
                                       $263,524,000   $263,524,000

Entries to record the adoption of fresh-start reporting and
to eliminate the deficit:
                                          Debit          Credit
Reorganization value in excess
  of amounts allocable to
  identifiable assets                   $14,372,000
Postretirement benefits other than
  pensions                               17,455,000
Gain on discharge of prepetition
  liabilities                           127,520,000
Additional paid-in capital              232,172,000
        Inventories                                    $10,589,000
        Other current assets                             3,120,000
        Net assets of liquidating
          subsidiary                                    96,668,000
        Joint ventures                                   6,334,000
        Property, plant & equipment                      7,407,000
        Cost in excess of net assets
          and deferred charges                           9,132,000
        Other assets and deferred charges                1,646,000
        Accrued expenses and accounts payable            1,195,000
        Pensions                                        22,351,000
        Other liabilities                                5,808,000
        Deferred income taxes                            1,494,000
        Pension liability adjustment                    21,157,000
        Accumulated deficit                            204,618,000
                                       $391,519,000   $391,519,000

The company's emergence from its Chapter 11 proceedings resulted in a new reporting entity with no retained earnings or accumulated deficit as of March 31, 1994. Accordingly, the company's consolidated financial statements for periods prior to March 31, 1994 are not comparable to consolidated financial statements presented on or subsequent to March 31, 1994. A black line has been drawn on the accompanying consolidated financial statements to distinguish between the pre-reorganization and post-reorganization company.


Pro Forma Information

The following pro forma condensed financial information of the company and its subsidiaries illustrates the estimated financial effects of the implementation of the company's plan of reorganization (which resulted in the end of the company's 1989 Restructuring Program) and its adoption of fresh-start reporting. Pro forma statement of operations data for the three months ended March 31, 1994 have been presented as if the company had emerged from Chapter 11 bankruptcy proceedings and adopted fresh-start reporting as of January 1, 1994. The pro forma data is unaudited.

                     Lone Star Industries, Inc.
            Pro Forma Statement of Operations (Unaudited)
              For the Three Months Ended March 31, 1994
                            (In Millions)


                                       Effect of Plan of
                                        Reorganization
                                        and Fresh Start  ProForma
                              Historical   Reporting     Results


Revenues:
Net sales.....................$     33.7   $   11.6    $    45.3
Joint venture income..........       0.4       (0.3)         0.1
Other income..................       2.7       (1.5)         1.2
                                    36.8        9.8         46.6

Deductions from revenues:
Cost of sales.................      29.7       17.7         47.4
Recovery of litigation
 settlement...................      (6.5)       6.5          -
Selling, general and
 administrative...............       9.9       (1.6)         8.3
Depreciation and depletion....       6.7       (0.6)         6.1
Interest expense..............       0.2        2.0          2.2
                                    40.0       24.0         64.0

Loss before
 reorganization items.........      (3.2)     (14.2)      (17.4)
Reorganization items:
Adjustments to fair value.....    (133.9)     133.9         -
Other.........................     (13.4)      13.4         -
Total reorganization items....    (147.3)     147.3         -

Income (loss) before income
 taxes and extraordinary item.    (150.5)     133.1       (17.4)

Credit (provision) for income
 taxes.......................       (0.2)       5.4          5.2

Loss before extraordinary
 item........................     (150.7)     138.5       (12.2)

Extraordinary item: gain on
 discharge of prepetition
 liabilities.................      127.5     (127.5)         -
Loss before provision for
  preferred dividends........  $   (23.2)   $   11.0    $ (12.2)



The above pro forma condensed financial information includes estimated adjustments for the following items:

As a result of the implementation of the plan and adoption of fresh-start reporting the company's 1989 restructuring program ended effective as of the effective date of the plan. Operating results of the cement plants at Pryor, Oklahoma and Maryneal, Texas, which were formerly included in assets held for sale are included in the pro forma consolidated operating results for the three months ended March 31, 1994 (See Note 11).

The operating results of the assets which were transferred to a liquidating subsidiary for distribution for the benefit of unsecured creditors, have been eliminated from the pro forma statement of operations for the three months ended March 31, 1994.

In connection with the adjustment of the March 31, 1994 property, plant and equipment balances to reflect the estimated values of the assets under fresh-start reporting, the pro forma consolidated operating results for the three months ended March 31, 1994 have been adjusted to include the estimated change in depreciation expense related to the new values.

Interest expense related to long-term debt, including the senior unsecured notes of the reorganized company has been included in the pro forma statement of operations for the three months ended March 31, 1994.

The provision for preferred dividends for the three months ended March 31, 1994 has been eliminated from the statement of operations as common and preferred shareholders' equity of the old company has been eliminated and replaced with common equity of the new company as of March 31, 1994.

All Chapter 11 reorganization items included in the statement of operations for the three months ended March 31, 1994 have been eliminated.

The extraordinary gain on discharge of prepetition liabilities has been eliminated.

The pro forma statement of operations has been adjusted to reflect the reduction in expenses resulting from settlements, including settlements reached with the Pension Benefit Guaranty Corporation and retirees in accordance with the requirements of fresh-start reporting.

Cost of sales has been adjusted to reflect the company's change in its method of accounting for inventory for interim reporting purposes and the expensing of $8.4 million of deferred costs in accordance with the adoption of fresh-start reporting. (See Note 15). In addition, cost of sales has been adjusted to reflect $1.5 million of costs related to its construction aggregates barges which were deferred during the first quarter of 1994 and subsequently written-off in accordance with fresh-start reporting. Similar costs will be incurred and expensed in future years.

The following pro forma condensed financial information for the six months ended June 30, 1994 illustrates the estimated operating results as if the company had emerged from its Chapter 11 proceedings and adopted a fresh-start reporting as of January 1, 1994 by combining the proforma results for the three months ended March 31, 1994 and the actual results for the three months ended June 30, 1994. Because of the seasonality of the company's business, interim results are not necessarily indicative of full year results.

                     Lone Star Industries, Inc.
            Pro Forma Statement of Operations (Unaudited)
               For the Six Months Ended June 30, 1994
                            (In Millions)


                                 Proforma      Actual    Proforma
                                  Results     Results     Results
                                  for the     for the     for the
                                    Three       Three         Six
                                   Months      Months      Months
                                    Ended       Ended       Ended
                                March 31,    June 30,    June 30,
                                     1994        1994        1994

Revenues:

Net sales........................$  45.3     $  87.0     $  132.3
Joint venture income.............    0.1         1.3          1.4
Other income.....................    1.2         0.8          2.0
                                    46.6        89.1        135.7
Deductions from revenues:
Cost of sales....................   47.4        61.4        108.8
Selling, general and
  administrative.................    8.3         7.5         15.8
Depreciation and depletion.......    6.1         6.0         12.1
Interest expense.................    2.2         2.2          4.4
                                    64.0        77.1        141.1

Income (loss) before income
  taxes..........................$ (17.4)    $  12.0        (5.4)

Credit for income taxes *........                            1.6

Net (loss).......................                         $ (3.8)


* The credit for income taxes is based on a pro forma tax rate of 30% for the year which includes the pro forma first quarter loss and the effect of percentage depletion.

Note 5 - Rosebud Holdings, Inc. Liquidating Subsidiary

As part of the plan, Lone Star transferred on April 14, 1994 certain non-core assets and their related liabilities to Rosebud Holdings, Inc., a wholly-owned liquidating subsidiary, and its subsidiaries (collectively "Rosebud"). The assets transferred consist of the company's interests in the RMC LONESTAR, Lonestar Falcon and Hawaiian Cement partnerships, cement plants located in Santa Cruz, California, and Nazareth, Pennsylvania, certain promissory notes executed by RMC LONESTAR, certain surplus real estate, the company's interest in any recovery resulting from the litigation against Northeast Cement Company and its affiliates, Lafarge Corporation, and Lafarge Canada, Inc., certain other miscellaneous assets including a note receivable and certain litigation and insurance claims, and a $5,000,000 cash investment by the company to be used for working capital purposes. The company is under no obligation to fund additional Rosebud working capital requirements.

It was estimated by the company in connection with the plan that disposition of the non-core assets would generate, over time, gross proceeds of approximately $113,000,000 to $170,000,000. Lone Star's investment in Rosebud is included in Lone Star's June 30, 1994 fresh-start balance sheet at $116,000,000, which is the present value of estimated net proceeds generated by the sale of assets and collection of insurance claims and cash generated from operations, and was determined by using the middle of the range of the proceeds contained in the plan, discounted at 14%, plus cash, marketable securities and escrow deposits at June 30, 1994. The increase of $4.0 million from March 31, 1994 is primarily due to the accretion of assets reflecting the shorter time period used in determining the present value. Other than litigation against certain insurance companies, this amount does not include any amount for potential recovery from any litigation including the Northeast Cement Company litigation (See Note 19).

At the effective date of the plan, Rosebud issued asset proceeds notes in the aggregate principal amount of $138,118,000. The asset proceeds notes bear interest at a rate of 10% per annum payable in cash or in additional asset proceeds notes, in semi-annual installments. The asset proceeds notes are to be repaid as Rosebud's assets are disposed of and proceeds, if any, are received in connection with the litigation transferred to Rosebud. All net cash proceeds less a $5,000,000 cash reserve are to be deposited in a cash collateral account for distribution to the noteholders. The asset proceeds notes mature on July 31, 1997. These notes are guaranteed, in part, by Lone Star. In the event that, at the maturity date, the aggregate amounts of all cash payments of principal and interest on the asset proceeds notes is less than $88,118,000, the guarantee is payable in either cash, notes or a combination thereof to cover the shortfall between the actual payments and $88,118,000 dollar for dollar plus interest provided however that the amount paid pursuant to the guarantee cannot exceed $28,000,000. The asset proceeds notes are recorded on Lone Star's June 30, 1994 balance sheet at an amount equal to the investment in Rosebud of $116,000,000.

In June 1994, a subsidiary of Rosebud sold all of its interest in a cement plant located in Santa Cruz, California for $33,063,000. The net proceeds from the sale, after making provisions for an environmental reserve for landfill and other costs related to the transaction, are being used to redeem a portion of the outstanding asset proceeds notes on a pro rata basis and to pay interest on the redeemed notes through the date of redemption. $31,719,000 has been transferred to the collateral agent who will make payments to note holders on August 19, 1994.

In addition, in July 1994, Rosebud reached final agreements with all but one insurance carrier involved in litigation related to the reimbursement of defense costs. Rosebud will receive $5,300,000 from the insurance carriers involved in the settlements.


Note 6 - Production Payment

As part of the plan, the company's production payment agreement terms were revised as of April 14, 1994. In connection therewith, a new note was issued, with an outstanding principal balance of $20,963,000 as of that date, and which bears interest at the company's option at a rate of either prime or LIBOR plus 1.75% through December 31, 1995 and either prime plus .25% or LIBOR plus 2.5% beginning on January 1, 1996. The principal balance is payable semi-annually through July 31, 1998 in increasing installments.


Note 7 - Revolving Credit Line

Upon emergence from Chapter 11, the company entered into a three year $35,000,000 revolving credit agreement which is collateralized by inventory, receivables, collection proceeds and certain intangible assets. The company's borrowings under this agreement are limited to 55% of eligible inventory plus 85% of eligible receivables. Advances under the agreement bear interest at a rate of either prime plus 1.25% or LIBOR plus 3%. A fee of .50% per annum is charged on the unused portion of the credit line. There was no outstanding balance at June 30, 1994.

The company's financing agreements contain restrictive covenants which, among other things, restrict the payment of cash dividends.

Note 8 - Senior Unsecured Notes

Upon emergence from its Chapter 11 proceedings, the company issued $78,000,000 of ten year senior unsecured notes. The notes bear interest at a rate of 10% per annum, payable semi-annually.

Note 9 - Stock Options

Upon emergence from Chapter 11 proceedings, the board of directors of the company adopted the Lone Star Management Stock Option Plan ("Management Plan") and the Lone Star Industries, Inc. Directors'
Stock Option Plan ("Directors' Plan). Both plans were ratified by the company's shareholders at the 1994 Annual Meeting. Total options authorized for grant are 700,000 and 50,000 under the Management and the Directors' Plans, respectively. In June 1994, options to purchase common stock for 700,000 shares at an exercise price of $15.375 and 6,000 shares at an exercise price of $15.6875 were granted under the Management and Directors' Plans, respectively.


Note 10 - Reorganization Items

The effects of transactions occurring as a result of the Chapter 11 filings have been segregated from ordinary operations in the accompanying consolidated statements of operations. Such items for the three months ended March 31, 1994 and the three and six months ended June 30, 1993 include the following (in thousands):

                                      For the   For the    For the
                                        Three     Three        Six
                                       Months    Months     Months
                                        Ended     Ended      Ended
                                    March 31,  June 30,   June 30,
                                         1994      1993       1993
Professional fees and administrative
  expenses.........................$ (15,431)  $(3,578)   $(7,329)
Interest income....................    2,035        989     2,132
                                     (13,396)   (2,589)    (5,197)
Loss on sale of assets............     -        (44,889)  (44,889)
Adjustments to fair value........   (133,917)      -         -
                                   $(147,313)  $(47,478) $(50,086)

Note 11 - Restructuring Program

In November 1989, the Lone Star Board of Directors approved a restructuring program which included the proposed sale of certain facilities and marginal businesses, interests in certain joint ventures, an investment in preferred stock, surplus real estate, and certain other assets. The assets held for sale, including related current and other assets, were classified as assets held for sale in the accompanying consolidated December 31, 1993 balance sheet at their estimated net realizable values. As a result of the effectiveness of the company's plan of reorganization, certain assets included in the restructuring program have been transferred to Rosebud to be sold with the proceeds to be used to pay off the asset proceeds notes, and other assets are being retained by the company.

In accordance with the plan, the company will retain the Pryor, Oklahoma and Maryneal, Texas cement plants. The results from the operations which the company is retaining, but which were previously classified as assets held for sale, consist of net sales of $14,030,000, $16,831,000 and $28,060,000 for the three months ended
March 31, 1994 and the three and six months ended June 30, 1993, respectively and pre-tax income of $1,278,000, $1,799,000 and $2,999,000, the three months ended March 31, 1994 and the three and six months ended June 30, 1993, respectively.


Note 12 - Kosmos Cement Company

Summarized financial information of Kosmos Cement Company, a 25% owned partnership which produces and sells cement in Kentucky and Pennsylvania, for the three months ended June 30, 1994 and March 31, 1994 and the three and six months ended June 30, 1993 is as follows (in thousands):

                         For the    For the    For the     For the
                           Three      Three      Three         Six
                          Months     Months     Months      Months
                           Ended      Ended      Ended       Ended
                        June 30,  March 31,   June 30,    June 30,
                            1994       1994       1993        1993

Net sales.............   $19,619    $ 6,825   $18,626      $26,077
Gross profit..........   $ 3,956    $   159   $ 3,319      $ 3,462
Income (loss) before
 cumulative effect of
 change in accounting
  principles...........  $ 4,284    $   (59)  $ 3,431      $ 3,514
Cumulative effect of
 change in accounting
 principles............  $  -       $    -    $  -        $(3,126)
Net income.(loss)......  $ 4,284    $   (59)  $ 3,431     $   388



In the first quarter of 1993, the Kosmos Cement Company partnership adopted Statement of Financial Accounting Standards No. 106,
"Employers' Accounting for Postretirement Benefits Other than
Pensions". As a result, the company recognized a charge of $782,000 representing its share of the partnership's cumulative effect of the change in accounting principles.


Note 13 - Cash and Cash Equivalents

Cash equivalents include the company's marketable securities which are comprised of short-term, highly liquid investments with original maturities of three months or less. Interest paid during the three months ended June 30, 1994, the three months ended March 31, 1994, and the three and six months ended June 30, 1993 was $57,000, $20,000, $31,000 and $63,000, respectively. Income taxes paid during the three months ended June 30, 1994, the three months ended March 31, 1994 and the three and six months ended June 30, 1993 were $57,000, $756,000, $51,000, and $77,000, respectively.


Note 14 - Interest

Interest expense of $2,259,000, $271,000, $482,000, and $1,001,000 has
been accrued for the three months ended June 30, 1994, the three months ended March 31, 1994 and the three and six months ended June 30, 1993 respectively. Interest capitalized during the three months ended June 30, 1994, the three months ended March 31, 1994 and the three and six months ended June 30, 1993 was $40,000, $38,000, $54,000 and $100,000, respectively.

The filed companies stopped accruing interest on all of their unsecured debt as of the petition date. The amount not accrued for the three months ended March 31, 1994 and the three and six months ended June 30, 1993 was $7,398,000, $7,427,000 and $14,853,000
respectively.


Note 15 - Inventories

Effective April 1, 1994, the company adopted, on a prospective basis, a change in the method of accounting for inventory for interim reporting purposes. Under the previous method, planned capacity variances were deferred in periods of low production and absorbed later in the year. Under the new method, the expense resulting from capacity variances will be recognized as incurred. Fresh-start adjustments recorded as of March 31, 1994 included the write-off of $8,391,000 of deferred costs related to operations included in predecessor company results.


Note 16 - Earnings Per Share

Due to the company having common stock equivalents in excess of 20% of the number of shares of outstanding common stock, primary and fully diluted earnings per share of the successor company are calculated using the modified treasury stock method in accordance with Accounting Principles Board Opinion No. 15, "Earnings per Share", and are based on adjusted weighted average shares outstanding of 13,774,000 and adjusted net income of $8,585,000.


Note 17 - Sale of Florida Cement Plant

In June 1994, the company sold its interest in a cement plant located in Florida for $21,750,000. The company did not recognize any gain or loss on the transaction.


Note 18 - Environmental Matters

The company is subject to federal, state and local laws, regulations and ordinances pertaining to the quality and the protection of the environment. Such environmental regulations not only affect the company's operating facilities but also apply to closed facilities and previously owned and operated properties.

While it is not possible to predict with accuracy the range of future costs for the company's program of compliance with current or future environmental regulations or their expected impact on the company, the capital, operating and other costs of the program could be substantial.

In order to save on fuel costs, the company is blending and burning hazardous waste fuels at two of its cement manufacturing plants. This process involves obtaining permits and complying with applicable state and federal environmental regulations. While the company believes it is in substantial compliance with such regulations, changes in them or in their interpretation by the relevant agencies or courts could limit, effectively prohibit the use of, or make prohibitive the cost of using, hazardous waste fuels, thus depriving the company of the economic benefits of its waste fuel program. In February 1994, the United States Court of Appeals for the District of Columbia Circuit
(i) vacated and remanded a facility-specific standard promulgated by the U.S. Environmental Protection Agency ("U.S. EPA") for ascertaining the presence of products of incomplete combustion designed for wet process cement kilns that burn hazardous waste fuels, ruling that the standard had been promulgated without sufficient notice, but (ii) upheld related standards applicable to the industry. In April 1994, the Circuit Court denied plaintiffs' motion to reconsider its decision. Unless the Circuit Court's decision (from which a petition for certiorari to the U.S. Supreme Court has been filed) is reversed or a modification of the remanded standard is adopted by U.S. EPA, or the company can institute operational changes which will enable it to meet the industry standards upheld by the Circuit Court, the company's Greencastle, Indiana cement plant may have to cease or curtail its use of hazardous waste fuels. Meanwhile, the Circuit Court's ruling is stayed pending the Supreme Court's decision on plaintiffs' petition for certiorari, and the company is investigating modifications to operations at this plant that would enable it to continue to burn hazardous waste fuels under the surviving standards. The Circuit Court's ruling has no impact upon the current use of hazardous waste fuels at the company's Cape Girardeau, Missouri cement plant.

Since 1991, federal and state environmental agencies have conducted inspections and instituted inquiries and administrative actions regarding waste fuel operations at both of the company's waste fuel burning facilities. In the first half of 1994 the company paid amounts totalling approximately $402,000 representing negotiated settlements with federal and state environmental authorities of administrative actions that alleged violations of regulations pertaining to the handling and burning of hazardous waste fuels at the Greencastle plant. In March 1994, U.S. EPA, Region 7, instituted an administrative proceeding regarding waste fuel operations at the company's Cape Girardeau plant, seeking over $500,000 in civil penalties. The company is holding settlement negotiations with officials of Region
7.

Cement kiln dust, ("CKD") a by-product of cement manufacturing, is currently exempted from environmental regulation by the Bevill Amendment to the Federal Resource Conservation and Recovery Act pending the completion of a Congressionally-mandated study and regulatory determination by U.S. EPA regarding the need for regulatory controls on the management, handling and disposal of cement kiln dust. The regulatory determination is scheduled to be made in January 1995. It is impossible at this time to predict with accuracy what increased costs (or range of costs), if any, changes in regulatory control of CKD would impose on the company.

The company and certain of its subsidiaries have been identified as parties that may be held responsible by various federal, state and local authorities with respect to contamination at certain sites of former operations or sites where waste materials from the company or its subsidiaries, such as equipment containing polychlorinated biphenyls, were deposited, including sites placed on the National Priority List ("NPL") pursuant to the Comprehensive Environmental Response, Compensation and Liability Act ("CERCLA"). These include sites located: in Utah (seven sites, including three NPL sites discussed below); Illinois (one NPL site); Texas (two sites, including one NPL site); Missouri (one NPL site); Washington (two NPL sites); Minnesota (two NPL sites); Colorado (one NPL site); Florida (four sites, including two related NPL sites and two non-NPL sites described below); California (one non-NPL site described below); Pennsylvania (one NPL site); and Louisiana (one NPL site).

Except for the Utah NPL sites described below, all of the NPL sites referred to above involve numerous potentially responsible parties ("PRP's") and factual investigation indicates that in each case the company's or subsidiary's contributions of waste were small in comparison to those of other PRP's. Except for the Utah sites, no timely proofs of claim were filed with the Bankruptcy Court by the environmental regulatory agencies with respect to NPL sites, none of which are currently owned or leased by the company or its subsidiaries. However, a number of PRP's filed timely proofs of claim with the Bankruptcy Court with respect to various NPL sites; these claims have either been (i) allowed in full as de minimis, (ii) resolved through negotiation and allowed as general unsecured claims, or (iii) objected to and disallowed in the company's Chapter 11 proceedings.

Following are descriptions of proceedings involving certain NPL and non-NPL sites mentioned above:

In July 1989, the company was advised by U.S. EPA, Region 8 that it was a PRP under CERCLA with respect to three adjoining sites in Salt Lake City, Utah on which CKD and small amounts of chrome-containing kiln brick from the company's Utah cement plant had been deposited.
In July 1990, the U.S. EPA and the Utah Department of Health issued a record of decision selecting a remedial action calling for removal of the CKD, over a period of time, to a location to be selected in the Salt Lake City vicinity where an industrial type landfill would be constructed. The company has reached an agreement with the U.S. Department of Justice, U.S. EPA, the U.S. Department of the Interior, the Utah Department of Environmental Quality and Davis County, Utah regarding a settlement pursuant to which among other things, U.S. EPA will receive a general unsecured claim in the company's bankruptcy proceedings in exchange for releases from further liability for investigation and clean-up costs and natural resource damage claims and protection against third-party claims for investigation and clean-up costs. The agreement has been executed by the company and by the respective governmental agencies and is subject to a CERCLA-mandated public notice and comment period and approval by the company and the Bankruptcy Court.

In October 1989, the company commenced an action in United States District Court in Utah seeking contribution from the two principal owners of these Utah NPL sites, who had also been named PRP's, for their share of investigative clean-up costs. Following pre-trial litigation, settlement agreements with the landowners were negotiated and approved by the Bankruptcy Court, pursuant to which the landowners receive general unsecured claims in the company's bankruptcy proceedings and all their claims against the company were dismissed with prejudice, subject to the landowners' reaching settlements with U.S. EPA, the negotiation of which is continuing.

In a transaction in the early 1970's, the company acquired subsidiaries that conducted woodtreating or wood-dipping operations at two sites in Florida. Contamination from chemicals at these non-NPL sites has been the subject of various proceedings by federal, state or local environmental authorities, as well as lawsuits involving private parties.

In 1992, pursuant to an Administrative Order on Consent with U.S. EPA, Region 4, entered into prior to the company's Chapter 11 filing, a clean up of soils and water in excavated areas at the Dania, Florida site was completed by a subsidiary of the company and approved by U.S. EPA in 1992. The subsidiary has entered into a stipulation approved by the Bankruptcy Court, with the State of Florida Department of Environmental Protection ("FDEP") (which filed a claim in the company's bankruptcy proceedings) committing to undertake a groundwater monitoring program and, if necessary, groundwater treatment in settlement of the State's proof of claim it filed in the bankruptcy proceedings. The subsidiary is currently negotiating a consent order with FDEP setting forth the monitoring and possible remediation efforts in detail. This site has been transferred to Rosebud pursuant to the plan.

In 1992, pursuant to a stipulation in Florida state court, executed prior to its Chapter 11 filing, a subsidiary of the company completed the clean-up of soils under Florida environmental regulations at a site in Dade County, Florida which it had leased for woodtreating operations in the 1960's and 1970's. In settlement of the proofs of claim filed in the company's bankruptcy proceedings, the subsidiary has executed a stipulation with state and county environmental authorities regarding entry into a consent order whereby the subsidiary has committed to undertake further groundwater investigation of the site and, if necessary, soil remediation, groundwater treatment and groundwater monitoring programs all within a specified monetary cap.

Prior to its Chapter 11 filing, the subsidiary filed a lawsuit in federal district court in Florida against other PRP's, including past and present owners of the site, for cost recovery and contribution under CERCLA. Two of the PRP's filed counterclaims and proofs of claim in the bankruptcy proceedings. The subsidiary has entered into a settlement agreement, approved by the Bankruptcy Court, with the PRP's pursuant to which they will reimburse the subsidiary for a portion of its clean-up costs and dismiss their federal and state court and claims filed in the bankruptcy proceedings, with prejudice and the subsidiary will dismiss its court claims against them with prejudice, while committing to undertake the further investigation and, if necessary, remedial work under the Bankruptcy Court stipulation with state and county environmental authorities described above.

In August 1992, Santa Cruz County, California authorities served the company with written notice that it had commenced a criminal and civil investigation of long-term waste disposal practices at a site formerly owned by the company and now owned by a partnership in which a subsidiary of Rosebud holds a partnership interest. The investigation and negotiations by the company and others with interests in the site culminated in the resolution of the matter by the concurrent filing of a complaint and stipulated final judgment. Pursuant to the settlement, certain county and state authorities received an administrative priority claim in the company's bankruptcy proceedings totaling $150,000 and all claims raised in the complaint were released and dismissed. Rosebud Holdings, Inc. has also committed to complete and is presently undertaking the closure of a former waste landfill area on the investigated site at an anticipated cost of approximately $1,200,000, which is for the account of the Rosebud subsidiary. The closure work is not expected to commence until 1995.


Note 19 - Litigation

Between 1983 and 1989 a Lone Star subsidiary (among those who filed Chapter 11 petitions) manufactured and sold approximately 500,000 concrete railroad crossties to various railroads. In 1989 and early 1990 purchasers of most of the crossties sued Lone Star and such subsidiary, alleging that the crossties were defective because of cracking, and seeking substantial compensatory and punitive damages. The suits by four purchasers, which sought damages of over $200,000,000 were consolidated for pre-trial purposes in the U.S. District Court for the District of Maryland under the Federal Courts Multi-District Rules. In addition, an administrative proceeding was brought by the Baltimore Mass Transit Authority ("MTA"), involving crossties sold to the MTA, and an MTA procurement officer found Lone Star and its subsidiary liable to the MTA for damages in an amount of approximately $10,000,000.

Lone Star determined that it would be in the best interest of the company to settle the proceedings brought by the railroads, and in late 1992 Lone Star entered into separate agreements with each of the four purchasers providing for the release of their respective claims against the company and its subsidiaries relating to the crossties, and for the railroads to receive in the aggregate allowed liquidated unsecured claims in its bankruptcy proceedings of $57,200,000, for one railroad to receive a cash payment of $5,000,000 and for the payment of $4,384,000 to another railroad from an escrow fund established to hold the proceeds from the sale of property by a Lone Star subsidiary on which that railroad had obtained liens in the litigation. These agreements have been approved by the Bankruptcy Court, and the $9,384,000 cash payments have been made. The claims were treated in accordance with the provisions of the company's plan.

In 1989 Lone Star and its subsidiary filed a plenary action in the Maryland Federal District Court, and third party complaints in other actions, against Northeast Cement Co. and its affiliates, Lafarge Corporation and Lafarge Canada, Inc. ("Lafarge"), alleging breach of warranties in connection with the purchase from Northeast Cement Co. by Lone Star's subsidiary of the cement used to manufacture substantially all of the crossties involved in the above proceedings and claiming a fraudulent sale of defective cement. The plenary action and the third party complaints sought compensatory damages growing out of the various crosstie actions, including the foregoing settlements and defense costs at approximately $15,750,000. The plenary action brought against the cement supplier was tried before a jury in the Maryland Federal District Court in late 1992. The jury found that Lone Star had proven its claims of fraud, breach of certain warranties and negligence, but Lone Star's recovery was limited to $1,213,000 for direct lost profits due to limitations on the awarding of damages in the trial judge's instructions to the jury. Lone Star believed that these instructions were in error and filed a motion for a new trial on damages based on the judge's refusal to permit the jury to even consider certain damages. Lafarge also moved for judgment as a matter of law and for a new trial. Following a hearing on March 5, 1993 the judge denied these motions. Lone Star consequently appealed to the Federal Circuit Court of Appeals for the Fourth Circuit for a new trial on the issue of damages. Lafarge also filed an appeal. On April 7, 1994 the Fourth Circuit Court of Appeals vacated the judgment of the District Court and remanded the case for a new trial on all issues relating to both liability and damages and permitted the company to amend its complaint to add a claim of violation of a Massachusetts consumer protection law which allows for attorney fees and doubling and trebling of damages. A request by Lafarge for a rehearing of that decision by the Fourth Circuit Court of Appeals en banc was denied and new trial is scheduled for October of this year. The rights to any recovery of damages in this action have been assigned to Rosebud pursuant to the plan.

The primary insurance carrier insuring the company has asserted that Lone Star has only limited insurance coverage for the various crosstie claims and, while agreeing that certain defense costs are covered by insurance, did not agree to Lone Star's position as to the amount of defense costs covered. Consequently, in 1989 Lone Star began an action in the Superior Court of the State of Delaware against the insurance companies (both primary and excess carriers) which insured it during the 1983 to 1989 period, seeking a declaratory judgment as to their duty under the applicable policies to indemnify Lone Star for all damages incurred by it in the various crosstie proceedings which includes the settlements of $66,584,000 and as to the duty of the primary insurance carrier to pay the costs of defending those proceedings. The Superior Court made a preliminary ruling that the primary insurance carrier has a duty to pay certain of the costs of the company's defense in the crosstie proceedings. With the approval of the Bankruptcy Court, Lone Star settled its claims against the primary insurance carrier for defense costs for payments to Lone Star of $14,733,000 in cash; and setoffs to the carrier's claim in the bankruptcy of approximately $4,778,000.

Lone Star, with the approval of the Bankruptcy Court, settled its indemnity action against the primary insurance carrier in March 1994 for $6,500,000 as a set-off to a claim filed in the company's bankruptcy proceedings by that carrier. The rights to any additional recoveries from insurance carriers has been assigned to Rosebud pursuant to the plan. Rosebud and certain of the remaining insurance carriers have negotiated a settlement of the indemnity action which provides for payments to Rosebud of $5,300,000. Pre-trial preparation in the action was stayed by agreement of the parties during these negotiations. Rosebud is in the process of continuing the indemnity action against any insurance carriers as to which no settlement has been reached and will also seek to recover the costs of the Lafarge action.

In addition, a settlement with all parties has been reached in the consolidated shareholders' class action lawsuits brought against the company and certain of its past and present officers and directors. The settlement involves the actions entitled Cohn v. Lone Star Industries, Inc., et al. filed in November 1989 on behalf of persons who purchased Lone Star common stock between February 8, 1988 and November 16, 1989 and the action entitled Garbarino, et ano. v. Stewart, et al. filed in December 1990 on behalf of persons who purchased Lone Star common stock between November 16, 1989 and December 9, 1990. The settlements were adopted and approved by an order and final judgment of a magistrate judge and the order and judgment was in turn approved and adopted by an order of the U.S. District Court for the District of Connecticut on January 20, 1994.

The terms of the settlement agreement, which was entered into by Mr. James E. Stewart, the former Chairman and Chief Executive Officer of Lone Star, includes the dismissal of the claims against Mr. Stewart and the officers and directors of Lone Star and the agreement of Lone Star's directors and officers liability insurers to pay $40,000,000 to establish settlement funds on behalf of the plaintiff classes. In order to participate in these settlement funds, eligible plaintiffs were required to submit a proof of claim by July 29, 1994. Distribution from these settlement funds is to take place on or about October 29, 1994. Lone Star was dismissed without prejudice from the Cohn action, the only action in which it was named as a defendant by the plaintiffs. The settlement does not constitute an admission by Lone Star, or any of its past and present officers, directors and employees of any liability or wrongdoing on their part. In connection with the company's bankruptcy proceedings, in order to resolve the claims filed by both plaintiff classes without admitting any liability, a claim in the aggregate of $2,500,000 was allowed to the plaintiff classes by the company. The proceeds from the claim have been added to the settlement funds for distribution in October 1994.

The company, along with numerous other parties, has been named a defendant in a series of toxic tort lawsuits filed in a Texas state court commencing in March, 1994 in which multiple plaintiffs claim to have suffered injury from the proximity of deposits of toxic wastes or substances at a site located near Galveston, Texas. The wastes or substances are alleged to have been deposited at the site starting in the 1940's. The company has retained Texas counsel and has filed, or is in the process of filing, answers denying the allegations of the various complaints. The company intends to contest these lawsuits vigorously. The company's insurance carriers have been notified of the claims but the extent of the company's insurance coverage, if any, for these lawsuits has not yet been determined.